Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Stephen Kim and Theresa Brillant

July 20, 2021

VIA EDGAR

Re:         Chegg, Inc.
        Form 10-K for Fiscal Year Ended December 31, 2020
        Filed February 22, 2021
        File No. 001-36180

Ladies and Gentlemen:

We are submitting this letter on behalf of Chegg, Inc. (the “Company”) in response to the comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by electronic mail on July 6, 2021 that relates to the Company’s Form 10-K for the year ended December 31, 2020, filed with the Commission on February 22, 2021 (the “Form 10-K”) (File No. 001-36180). The numbered paragraph below corresponds to the numbered comment in the Staff’s letter and the Staff’s comment is presented in bold italics.

Form 10-K for Year Ended December 31, 2020

Consolidated Statements of Operations, page 50

1.We note Required Materials revenue, which represents approximately 19% of total net revenue in 2020, includes revenue from textbook rentals. Please tell us your consideration of separately stating revenues from services and income from rentals in accordance with Rule 5-03(b)(1) of Regulation S-X, and the related costs and expenses in accordance with Rule 5-03(b)(2) of Regulation S-X.

Response:

The Company respectfully advises the Staff that the Required Materials offerings consist of print textbooks that are owned by the Company, print textbooks that are owned by a partner, and eTextbooks. The Company considered separately stating revenues from services and income from rentals in accordance with Rule 5-03(b)(1) of Regulation S-X, and the related costs and expenses in accordance with Rule 5-03(b)(2) of Regulation S-X. In determining whether revenues from each of the three offerings that comprise Required Materials should be separately stated, the Company analyzed the nature of each offering and ownership of underlying assets being provided to its customers.

Print textbooks that are owned by the Company represent income from rentals due to the physical nature and Company's ownership of the underlying print textbook that are being rented to the customers. The Company assumes the risk underlying ownership of print textbooks and maintains a print textbook library to routinely provide rentals to its customers. Operating lease income from print textbooks that are owned by the Company is recognized in accordance with ASC 842, Leases. Conversely, while print textbooks that are owned by a partner are physical in nature, they represent revenues from services given that the Company does not take ownership of the underlying print textbook, but rather provides the marketplace service enabling a rental transaction for its customers. Similarly, eTextbooks represent revenues from services given the digital nature and lack of ownership of any underlying eTextbook materials. The Company licenses eTextbook materials from

U.S. Securities and Exchange Commission
July 20, 2021

publishers and provides a service for its customers to read such materials. Revenues from print textbooks that are owned by a partner and eTextbooks are recognized in accordance with ASC 606, Revenue from Contracts with Customers.

While Required Materials revenues were $123.1 million, or 19% of total net revenues, during the year ended December 31, 2020, income from rentals related to print textbooks that are owned by the Company were $50.8 million, or 8% of total net revenues, during the year ended December 31, 2020, and therefore less than the 10% threshold for separately stating income from rentals in accordance with Rule 5-03(b)(1) of Regulation S-X. As a result, we have combined such amounts into one line, net revenues, as permitted by Rule 5-03(b) of Regulation S-X. Consequently, separately stating the related costs and expenses in accordance with Rule 5-03(b)(2) of Regulation S-X is not applicable but rather combined in similar manner into one line, cost of revenues.

The Company will continue to perform analyses at each reporting period to determine whether separately stating revenues from services and income from rentals in accordance with Rule 5-03(b)(1) of Regulation S-X, and the related costs and expenses in accordance with Rule 5-03(b)(2) of Regulation S-X is required.

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U.S. Securities and Exchange Commission
July 20, 2021

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact me at (650) 335-7130.

Sincerely,
/S/ DAVID A. BELL
David A. Bell

cc:
Andrew Brown, Chief Financial Officer
Robin Tomasello, VP Controller and Assistant Treasurer, Chief Accounting Officer
Woodie Dixon, Jr., General Counsel
Chegg, Inc.

Katherine Duncan
Fenwick & West LLP